UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*

                      National Discount Brokers Group, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   824380 10 9
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                                 (CUSIP Number)

                                  Arthur Kontos
        National Discount Brokers Group, Inc., 10 Exchange Place Centre,
                             Jersey City, NJ 07302,
                                 (201) 946-2200
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                September 9, 1999
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             (Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ---------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Arthur Kontos (SS # ###-##-####)
--------- ---------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)
                                                                             (b)

                                 Not Applicable

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3         SEC USE ONLY

--------- ---------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                 Not Applicable

--------- ---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------- ---------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
--------- ---------------------------------------------------------------------

                                   7      SOLE VOTING POWER
          NUMBER OF
                                                        2,867,000 Shares

                                --------- -------------------------------------
  SHARES BENEFICIALLY OWNED        8      SHARED VOTING POWER

                                                                0  Shares

                                --------- -------------------------------------
      BY EACH REPORTING            9      SOLE DISPOSITIVE POWER

                                                        2,413,803  Shares

                                --------- -------------------------------------
            PERSON                 10     SHARED DISPOSITIVE POWER
             WITH
                                                                0  Shares

--------- ---------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,867,000 Shares

--------- ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------- ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      16.7%

--------- ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                       IN
--------- ---------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.       Security and Issuer

              The class of equity securities to which this statement relates is the Common Stock, $.01 par value per share (the "Common Stock") of National Discount Brokers Group, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 10 Exchange Place Centre, Jersey City, New Jersey 07302.



Item 2.       Identity and Background

              (a)     The person filing this statement is Arthur Kontos.

              (b) Mr. Kontos' business address is c/o National Discount Brokers Group, Inc., 10 Exchange Place Centre, Jersey City, New Jersey 07302.

              (c) Mr. Kontos is presently Vice Chairman of the Board, President and Chief Executive Officer of the Issuer.

              (d) and (e) During the last five years, Mr. Kontos was not convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)     Mr. Kontos is a United States citizen.



Item 3.       Source and Amount of Funds or Other Consideration

              Not Applicable.



Item 4.       Purpose of Transaction

              Mr. Kontos is filing this Amendement No. 6 to Schedule 13D to accurately reflect the number of shares owned by his former wife, Vickie Kontos.

              The following describes any plans or proposals which Mr. Kontos presently has with respect to the following enumerated subparagraphs of Item 4 of Schedule 13D:

              (a) Mr. Kontos may buy additional shares of the Issuer's Common Stock for investment in the future if he believes the purchase price is attractive.

              (b)     Not Applicable

              (c)     Not Applicable

              (d)     Not Applicable

              (e)     Not Applicable

              (f)     Not Applicable

              (g)     Not Applicable

              (h)     Not Applicable

              (i)     Not Applicable

              (j)     Not Applicable



Item 5.       Interest in Securities of the Issuer

              (a) Arthur Kontos beneficially owns directly and indirectly an aggregate of 2,867,000 shares of Common Stock, constituting 16.7% of the outstanding Common Stock. Such shares are comprised of 1,337,854 shares of Common Stock held by Mr. Kontos and 197,387 shares of Common Stock underlying stock options held by Mr. Kontos**, 125,000 shares of Common Stock held by the Arthur Kontos Foundation, 753,562 shares of Common Stock held by limited partnerships of which Mr. Kontos is the general partner and Mr. Kontos' children are sole limited partners and 453,197 shares over which Mr. Kontos has sole voting power which are subject to a voting trust agreement with his former wife, Vickie Kontos.

              (b) Arthur Kontos has sole voting power with respect to 2,867,000 shares and sole dispositive power with respect to 2,413,803 shares.

              (c) There have been no transactions of Common Stock involving Arthur Kontos or the persons named in paragraph (a) during the past 60 days.

              (d) Vickie Kontos has the right to receive and the power to direct the receipt of dividends from the 453,197 shares of Common Stock transferred to her by Mr. Kontos.

              (e)     Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              Arthur Kontos is a party to a Voting Trust Agreement dated May 11, 1993 (the "Voting Agreement"), whereby Arthur Kontos has the right to vote or cause to be voted all the shares owned by Vickie Kontos until such time that the Voting Agreement is terminated. See Exhibit A attached to Mr. Konto's previously filed schedule 13D (Amendment No. 5).



Item 7.       Material To Be Filed As Exhibits

              None.



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** Does not include shares of Common Stock  underlying stock options held by Mr.
Kontos which are not exercisable within the next 60 days.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:  September 22, 1999                  /s/ Arthur Kontos
                                                    ---------------------------
                                                    Arthur Kontos